MANAGEMENT’S DISCUSSION AND ANALYSIS

March 6, 2012

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three months ended January 31, 2012, and our financial position as of January 31, 2012. You should read this MD&A in conjunction with our unaudited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s 2011 audited annual consolidated financial statements, MD&A, Annual Information Form (AIF), Annual Report, and Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in our 2011 AIF and this document that could have a material impact on Nordion’s future prospects. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” set out in section 5 of our 2011 AIF, and elsewhere in this MD&A.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

1 **Business Overview**

2 Our business
3 Recent business and corporate developments
6 Strategy and 2012 financial outlook
9 Financial highlights
10 Consolidated financial results

2 **Segmented Financial Review**

12 Targeted Therapies
13 Sterilization Technologies
14 Medical Isotopes
15 Corporate and Other

3 **Quarterly Financial Analysis**

16 Sequential financial analysis
19 Balance sheet insights

4 **Consolidated Liquidity and Capital Resources**

20 Cash flows
21 Liquidity
23 Litigation

5 **Accounting & Control Matters**

24 Recent accounting pronouncements
24 Disclosure controls and procedures
24 Internal control over financial reporting

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees in three locations.

We have organized our operations into three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.

Targeted Therapies
Our Targeted Therapies products primarily focus on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient.

Our main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable primary and metastatic liver cancer, and is approved and reimbursed in key markets. TheraSphere is also in Phase III clinical trials for both primary liver cancer and metastatic liver cancer, and in the planning stage for a Phase III trial for the treatment of primary liver cancer patients with Portal Vein Thrombosis (PVT).

We are also a contract manufacturer of Bexxar®, a radiotherapeutic and CardioGen-82®, a cardiovascular positron emission tomography (PET) imaging agent.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) irradiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are the world's leading supplier of Co-60, the isotope that produces the gamma radiation that destroys harmful micro-organisms.  Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes in medicine with about 90% of the procedures being for diagnosis.

We sell a breadth of isotopes, which our customers incorporate into products that are used in these medical procedures. Our primary product is the reactor-based Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide.

We process and sell other Reactor isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).

We also manufacture and process Cyclotron isotopes at our facility in Vancouver, Canada.

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ).  The number of outstanding Nordion common shares at January 31, 2012 and March 5, 2012 was 61,980,021.

Our corporate and public company functions were consolidated and streamlined at our Ottawa, Canada headquarters during 2010 and 2011.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see “Section 4, Description of the Business” in our 2011 AIF.

Recent business and corporate developments

Targeted Therapies

TheraSphere Growth

TheraSphere achieved 23% revenue growth during the first quarter (Q1) 2012 compared with Q1 2011. TheraSphere sales growth was primarily due to adoption by new customers. However, TheraSphere revenue growth in Q1 2012 tracked below our expectations resulting from fluctuations in the doses administered because of operational factors at certain key accounts. While these fluctuations are a normal part of the growth of a high-value, niche product, we continue to attempt to reduce the impact of this variable through greater training and education for interventional oncology teams, securing new customer accounts, and increased support to existing customer accounts.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for primary liver cancer or hepatocellular carcinoma.

In Q2 2011, the FDA approved our Phase III clinical trial applications for both primary liver cancer (approximately 400 patients at up to 40 sites around the world) and secondary or metastatic liver cancer (approximately 350 patients at up to 30 sites around the world). In Q3 2011, we engaged Theorem Clinical Research (Theorem), a full service clinical research organization (CRO) to conduct these trials. Theorem is providing clinical trial implementation services which include clinical data management, statistical analysis, monitoring, and administrative expertise to support the conduct of the studies. These trials are expected to be significantly larger than any of the clinical trial activities that we have completed to date resulting in a significant increase in our level of research and development (R&D) investment. We expect first patient enrolment in our Phase III clinical trials to occur in the first half of fiscal 2012.

We are also planning the design and protocol for a randomized trial in the subset of primary liver cancer patients with PVT, where we believe TheraSphere may provide benefit. The trial is intended to provide randomized comparative data that would demonstrate effectiveness over an existing treatment and, therefore, support continued adoption, our pursuit of expanded reimbursement in Europe, and provide a base for expansion into Asia. We currently expect to enrol the first patient into this trial during the first half of fiscal 2013.

CardioGen-82 Manufacturing Interruption

Our manufacturing of CardioGen-82 generators, a Bracco Diagnostics Inc. (“Bracco”) product, was interrupted during Q2 2011 due to a third party supplied component. During this interruption, Bracco issued a letter to customers July 25, 2011 that Bracco had voluntarily discontinued the sale of CardioGen-82 generators and recalled the units in the market due to two patients having received a higher radiation dose than expected. The reason for the recall by Bracco was for an issue different from the one that originally interrupted our CardioGen-82 manufacturing. As a result, we have not manufactured CardioGen-82 generators since early Q2 2011.

Bracco has recently begun reintroduction of Cardiogen-82. On February 14, 2012, Bracco issued a letter to customers that Bracco was resuming CardioGen-82 production with availability phased in through February and March. While our role in the return to manufacturing has yet to be defined, our discussions with Bracco are ongoing. Accordingly, we do not currently plan to realize revenue from CardioGen-82 during fiscal 2012.

Now that CardioGen-82 is being reintroduced to the market, we expect to sell Strontium-82 (Sr-82), the isotope used in the CardioGen-82 generators, during fiscal 2012.  We currently expect to generate revenues in 2012 similar to those realized in 2011 from Sr-82 sales.  Sr-82 revenue is reported within the Cyclotron isotopes revenue of our Medical Isotopes segment.

Sterilization Technologies

Extension of Co-60 Customer Contract

On January 19, 2012, we announced a six-year extension of an existing contract to supply Co-60 to Synergy Health, a global leader in contract sterilization services. Under the terms of the agreement, this contract extends until October 31, 2017, and solidifies our relationship for Co-60 supply with one of our major customers.

We now have our top three customers under long-term contracts that provide for escalating revenue over the course of the contract term.

Commercial Launch of GammaFIT™ Irradiator System

On December 6, 2011, we commercially launched our Flexible Irradiation Technology (GammaFIT™) modular irradiator system, a product intended to support our growth in emerging markets.

Medical Isotopes

Mo-99 supply agreement with Isotope

In September 2010, Nordion entered into a 10-year agreement with a Russian supplier, The Open Joint Stock Company “Isotope” (Isotope), for the supply of Mo-99.  Isotope continues to develop its processing capability and capacity of Mo-99 from three reactors in Dimitrovgrad, Russia and we continue to expect to receive quantities sufficient for regulatory approval testing later in 2012.  Based on the processing issues experienced to date by Isotope, we have reduced our estimate of the quantities of Mo-99 that we expect Isotope will be able to produce. Once they have fully ramped up supply, which we expect to occur prior to 2016, we currently estimate that Isotope will be able to supply significantly less than our current supply requirements.  In light of the change in expected quantities of Mo-99, we are in discussions with Isotope regarding our current contractual arrangements.  Accordingly, in addition to pursuing the completion of the MAPLE reactors through the ongoing arbitration proceedings, we are continuing to assess alternate potential sources of long term medical isotope supply.

MAPLE Arbitration

Our ongoing arbitration proceedings with Atomic Energy of Canada Limited (AECL) through which we are seeking an order to compel AECL to fulfill its contractual obligations to complete the MAPLE facilities are ongoing. Presentation of evidence was completed in Q1 2012, but due to a change in scheduling, we now expect final arguments to be completed in May 2012, with a decision thereafter.

NRU Maintenance Shutdown

Based on information provided by AECL, the National Research Universal (NRU) reactor, our primary source of reactor-based medical isotopes is scheduled to be shut down for planned maintenance beginning on April 15, 2012. As a result we do not expect to ship Mo-99 for approximately one month.

NRU - Request for Expressions of Interest

On February 9, 2012, the Government of Canada (GOC) published a Request for Expressions of Interest (RFEOI) seeking input on the restructuring of AECL's Nuclear Laboratories, which include the NRU and MAPLE facilities. The document outlines a process by which the GOC intends to evaluate the potential for different governance models for the operations at the Laboratories.   We are currently in the process of reviewing the RFEOI to better understand the requirements and to determine how we would propose to respond.

Corporate and Other

Returns to Shareholders – 2012 Normal Course Issuer Bid (NCIB)
We have been authorized by the TSX to purchase for cancellation up to 3,105,901 common shares of our 62,118,021 common shares outstanding as of January 24, 2012. The authorized number of shares for repurchase represents approximately 5% of our outstanding common shares. Annual purchases under the NCIB were authorized to begin on February 2, 2012 and will end no later than February 1, 2013. Subject to any block purchases made in accordance with the TSX, daily purchases on the TSX will be limited to 9,804 common shares, which represent 25% of the average daily trading volume on the TSX of 39,215 common shares over the six-month period between July 1, 2011 and December 31, 2011. In addition to the TSX daily purchase limit, we can also repurchase our common shares on the NYSE subject to a total purchase limit of 5% of our outstanding common shares as at January 24, 2012.

We have entered into an automatic share purchase plan (ASPP) under which our broker, RBC Capital Markets, purchases shares in accordance with the policies of the applicable exchange that the common shares are purchased on and based on guidelines we provide the broker at the time the ASPP is established. The ASPP may be cancelled or modified only during periods in which we are not in possession of material non-disclosed information. Purchases will be made on the open market through the facilities of the TSX and the NYSE or other alternative trading systems, if eligible, in accordance with their respective rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition, plus brokerage fees, or such other price as the TSX may permit.

We believe that, depending on the trading price of our shares and other factors, the purchase of some of our common shares under an NCIB for cancellation is an appropriate use of cash and in the best interest of Nordion and our shareholders. We intend to monitor and assess cash requirements, liquidity, access to capital, and credit facility covenants in determining the final number of common shares that are repurchased.

A copy of the notice filed with the TSX regarding the NCIB may be obtained at no charge by contacting the Director, Investor Relations, by collect telephone call at 613-595-4580, by fax at 613-595-4599, by email at investor.relations@nordion.com, or by mail at 447 March Road, Ottawa, Ontario, K2K 1X8.

In Q1 2012, we did not repurchase shares under our 2012 NCIB.  However, we did repurchase and cancel 398,500 common shares for $3.5 million under our 2011 NCIB in Q1 2012.

Returns to Shareholders – Quarterly Dividend
In December 2011, a quarterly dividend was declared at $0.10 per share, which was paid on January 3, 2012 in the amount of $6.2 million to our shareholders of record on December 23, 2011.

Partial Repayment of a Note Receivable from Celerion Inc.
As part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage) business in Q2 2010, we received a note receivable with a principal amount of $25.0 million issued by Celerion Inc. (Celerion), which has a five-year term and bears interest at 4% per annum.  See further discussion of this note receivable in “Balance sheet insights” section of this MD&A.

During Q1 2012, Celerion offered to make an early payment to Nordion of $6.5 million in cash to reduce the unsecured portion of the note principal amount by $12.5 million that would have otherwise been due in 2015, to facilitate a change in their capital structure related to a strategic initiative. Effective January 2, 2012, we accepted the offer from Celerion and amended the note receivable reflecting a reduction in the principal amount by $12.5 million in the face value, or $8.9 million in the carrying value, for a $6.5 million cash payment received. As a result of this transaction, we recorded a loss of $2.4 million in Q1 2012.  The carrying value of the amended note receivable, including interest and accretion, as of January 31, 2012 is $12.7 million compared to $20.7 million as of October 31, 2011. The face value of the amended note receivable was $16.3 million at the end of Q1 2012.

Strategy and 2012 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by investing in our growth, managing and protecting our market positions, and executing our strategic plans with operational and financial discipline which we believe will drive sustainable and growing cash flow.

Targeted Therapies
We are planning to leverage our TheraSphere brand, market segment leadership, and operational excellence to establish a leadership position in the emerging interventional oncology (IO) market.  This is expected to include selectively building an IO product portfolio through in-licensing, acquisition, and product development as well as investing in TheraSphere growth by conducting Phase III clinical trials which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options which is expected to support adoption growth in Europe and Asia, and iii) expand European reimbursement. We are also increasing our investment in European TheraSphere sales and marketing infrastructure and skills, and we are building our medical affairs function.

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in this relatively stable market (gamma sterilization – Co-60) which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins, strong cash flows, and limited further capital investment requirements.

We endeavour to maintain our segment leading market share and at a minimum retain our 40% segment margins in gamma sterilization through value-based pricing, significant barriers to entry, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the production irradiator market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g. GammaFIT) that will facilitate our entry into new and emerging markets.

We expect that our strategy will result in continued market leadership of our existing business, with revenues indicating flat to low percentage growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain our existing revenues and acting to solidify the long-term reliability of our reactor isotope supply. To achieve our goals, we have established a strategic relationship with Isotope, to develop a significant new global supply of Mo-99.  Isotope expects to reach its full planned production capacity by 2016. We have exclusive rights to this supply outside of Russia.  We are also continuing the arbitration against AECL to compel AECL to complete the MAPLE reactors in Canada.

The volatility of Mo-99 supply in 2009 and 2010 persuaded a number of current and potential Mo-99 customers to diversify their supply away from single sources. We look to opportunistically grow our Medical Isotopes revenue as potential new customers continue to diversify their supply and to leverage existing customers business.

We estimate our current share of the global Mo-99 market to be in the low 20% range with regards to revenues and weekly Mo-99 volumes.

Corporate and Other
We are focused on providing meaningful total returns to our shareholders through using our cash on hand, cash from operations, and access to capital to:
•	Invest in growth opportunities and projects focused on maintaining existing margins and cash flows that are intended to drive long term share price appreciation; and,
•
Return cash to shareholders that is not otherwise required for growth or operational purposes. We return cash through our current quarterly dividends of $0.10 per share (yielding 4.1% as at January 31, 2012), and share buybacks when deemed an appropriate deployment of cash.

2012 financial outlook - update

We continue to expect our top three products (TheraSphere, Co-60, and Mo-99) will contribute approximately 80% of revenues and greater than 90% of segment gross margins. However, for the reasons described below, we now expect overall revenue and gross margin for fiscal 2012 to be lower than fiscal 2011.

We expect revenue to grow sequentially in each of the remaining quarters of 2012 with Q4 having significantly higher revenue than other quarters.  As described below, we expect to have higher TheraSphere and Co-60 revenue for the remaining quarters of fiscal 2012, but we expect Mo-99 revenue to be lower in Q2 and Q3 as a result of the planned one-month NRU maintenance and inspection shutdown beginning in April.

Targeted Therapies
Historically, we have seen higher sequential growth for TheraSphere in our first and second fiscal quarters, with a flattening in the third and fourth quarters.  Our TheraSphere revenue in the first quarter of 2012 was essentially flat on a sequential basis primarily due to a decline in revenue with certain key accounts, which was offset by growth primarily in new accounts. While we believe these fluctuations are a normal part of the growth of a high-value, niche product, we continue to attempt to reduce the impact of this variable through greater training and education for interventional oncology teams, securing new customer accounts, and increasing support to existing customer accounts.

We expect to see a recovery of sales to our key accounts in the second fiscal quarter resulting in sequential growth for the quarter and believe we will be in a better position to quantify the expected level of growth for fiscal 2012 at the end of our second quarter.

Sterilization Technologies
We currently expect Sterilization Technologies revenue to be lower in fiscal 2012 compared with 2011, due mainly to the slippage of certain production irradiators into 2013. We now expect to maintain a similar level of Co-60 revenue compared to 2011 due to slightly higher volumes but slightly lower pricing of Co-60 in fiscal 2012. We expect to ship one smaller production irradiator in Q4 2012; however a larger production irradiator, originally planned for shipment in fiscal 2012, is now expected to ship in fiscal 2013. Therefore, we expect revenue from production irradiators to be lower in 2012 compared to 2011.

Similar to the 2011 profile, revenue for Sterilization Technologies is expected to be much higher in the second half of 2012 compared with the first half with particularly heavy weighting in the fourth quarter.

Medical Isotopes
Based on information provided by AECL, the planned shutdown of the NRU reactor for maintenance and inspection is expected to begin in April and last for approximately one month.  Therefore, we expect to see a reduction in Reactor isotope revenue of approximately 10% in Q2 2012 and 15% in Q3 2012 compared with Q1 2012.

Our Reactor isotope revenue has been relatively stable during normal NRU operation over the last four consecutive quarters.  However, for the full year 2012, we continue to expect Reactor isotopes revenue to decline by between 3% and 6% primarily due to pricing adjustments experienced during 2011. As discussed in the “Recent business and corporate developments” section of this MD&A, as CardioGen-82 is being reintroduced to the market, we now expect to sell Sr-82 in fiscal 2012. We currently expect to generate revenues from Sr-82 in 2012 similar to those realized in 2011, however, we continue to expect that our Cyclotron isotopes revenues for 2012 will be approximately $14 million.

Corporate SG&A
Our corporate SG&A was $3.2 million in the first quarter of fiscal 2012 and included $0.8 million of stock-based compensation. We expect our stock-based compensation will be lower for the remaining quarters in fiscal 2012.

AECL arbitration legal costs
We anticipate that our external legal costs related to this arbitration will be similar to Q1 2012 of approximately $2 million in Q2 2012.

Corporate and Other
Under the NCIB we announced in January 2011, we repurchased 5,258,632 shares, which represent 93% of the shares approved for repurchases, with an aggregate value of $55.9 million. After our 2011 NCIB expired in January 2012, we announced a 2012 NCIB authorized by the TSX to purchase for cancellation up to 3,105,901 shares. See further details on our 2012 NCIB in “Recent business and corporate developments” section of this MD&A. We expect to continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase under our 2012 NCIB.

On January 19, 2011, our Board of Directors approved the initiation of a quarterly dividend of $0.10 per share. On March 6, 2012, our Board of Directors declared the quarterly dividend at $0.10 per share to Nordion’s shareholders on record as of March 21, 2012, which we expect will total approximately $6.2 million payable on April 5, 2012. Including the quarterly dividend declared on March 6, 2012, we will have returned $31.6 million to shareholders by way of dividends related to fiscal 2011 and 2012.

The current quarterly dividend rate of $0.10 per share reflects what we believe is a reasonable balance between providing shareholders with what we expect will be a sustainable return on capital, while leaving the business with financial flexibility. When arriving at the dividend level, we also took into account potential investments, including the previously discussed clinical trials to support TheraSphere growth, as well as the uncertainty in the levels of cash flow that the Medical Isotopes business will generate over the medium- to long-term.

Financial highlights
	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2012	2011
Revenues
Targeted Therapies
TheraSphere	$11,012	$8,973
Contract Manufacturing	1,827	7,832
	12,839	16,805
Sterilization Technologies
Cobalt	15,681	18,350
Sterilization - Other	455	400
	16,136	18,750
Medical Isotopes
Reactor	20,942	25,621
Cyclotron	3,098	3,786
	24,040	29,407
Consolidated segment revenues from continuing operations	$53,015	$64,962

Segment earnings (loss)
Targeted Therapies	$2,037	$4,772
Sterilization Technologies	4,454	6,664
Medical Isotopes	8,787	12,410
Corporate and Other	(1,915)	(1,194)
Total segment earnings	$13,363	$22,652

Depreciation and amortization	5,180	5,444
Restructuring recovery, net	(648)	(308)
AECL arbitration and legal costs	1,878	3,606
Loss on Celerion note receivable	2,411	-
Change in fair value of embedded derivatives	6,254	(18,615)
Consolidated operating (loss) income from continuing operations	$(1,712)	$32,525

Basic (loss) earnings per share from continuing operations	$(0.01)	$0.38

Cash and cash equivalents	$71,166	$107,932

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the three months ended January 31, 2012 compared with the same period in fiscal 2011.

Consolidated financial results

	Three months ended January 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues
Revenues	$53,015	100%	$64,962	100%
Costs and expenses
Direct cost of revenues	25,458	48%	29,444	45%
Selling, general and administration	16,045	30%	14,962	23%
Depreciation and amortization	5,180	10%	5,444	9%
Restructuring recovery, net	(648)	(1%)	(308)	-
Change in fair value of embedded derivatives	6,254	12%	(18,615)	(29%)
Other expenses, net	2,438	4%	1,510	2%
Operating (loss) income from continuing operations	$(1,712)	(3%)	$32,525	50%

Interest expense	(1,173)	(2%)	(789)	(1%)
Interest income	1,780	3%	2,477	4%
Unrealized loss on equity	-	-	(128)	-
Income tax recovery (expense)	218	-	(8,588)	(13%)
Loss from discontinued operations, net of income taxes	-	-	(3,952)	(6%)
Net (loss) income	$(887)	(2%)	$21,545	33%

Gross margin	52%	55%
Capital expenditures from continuing operations	$2,311	$884
Total assets	$434,099	$553,329
Long term financial obligations	$44,881	$45,730

Revenues
Revenues of $53.0 million in the first quarter of fiscal 2012 decreased by $11.9 million or 18% compared with the same period in fiscal 2011. Excluding the impact of foreign exchange, revenues for the three months ended January 31, 2012 also decreased approximately 18% compared with the same period last year.

The decrease in revenue compared to the prior year was attributable to: i) decrease in pricing and volume sales of Reactor isotopes in Q1 2012 compared to Q1 2011; ii) lower Co-60 revenue due to lower volume impacted by the timing of our shipments which typically vary significantly quarter-to-quarter; iii) no CardioGen-82 sales since Q2 2011. These decreases were partially offset by continued growth in TheraSphere sales of 23%.

See further detailed analysis on revenues in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Gross margin
Gross margins from continuing operations of 52% in Q1 2012 decreased by 3% compared to Q1 2011. Our overall gross margin was impacted by lower revenue from our Mo-99 and Co-60 products covering relatively fixed production support costs.

See further detailed analysis on gross margin in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $16.0 million in the first quarter of 2012 increased by $1.1 million compared with the first quarter of 2011. The increase was largely due to higher stock based compensation cost, an increased investment in TheraSphere sales and marketing, and higher insurance expense offset by lower legal costs associated with the MAPLE arbitration proceedings. SG&A expenses for Q1 2011 were impacted by a $1.5 million favourable insurance adjustment. There was also a small favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar during Q1 2012. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $5.2 million for the three months ended January 31, 2012 decreased by $0.3 million compared to the same period in fiscal 2011.

Restructuring charges

In Q1 2012, we recorded a $0.7 million net restructuring recovery primarily due to the lease termination of approximately 70% of our former Toronto office space.  In December 2011, a lease termination offer related to the fourth and fifth floors of our former Toronto office was signed and a C$2.5 million early termination penalty was paid. The restructuring recovery in Q1 2011 resulted from a recovery on previously accrued severances.

The majority of the remaining restructuring provisions are expected to be utilized during fiscal 2012, except for future rental payments related to the Company’s remaining Toronto office space, which may extend over two years.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 and Mo-99 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating (loss) income. The long-term Mo-99 supply agreement that we signed with our Russian partner Isotope in Q4 2010 has significantly increased our embedded derivative exposure.

In Q1 2012, we recorded a loss of $6.3 million for the change in the fair value of the embedded derivatives compared to a gain of $18.6 million in Q1 2011. The significant change in the fair value was primarily driven by changes in the U.S. to Canadian dollar exchange rate during the period as well as a reduction in estimate for the notional supply amount.

Other expenses, net

Other expenses, net, of $2.4 million for Q1 2012 included $1.4 million in research and development (R&D) costs and $2.4 million loss on the Celerion note receivable offset by $1.3 million gain in foreign exchange. Other expenses, net, of $1.5 million for Q1 2011 primarily consisted of $1.1 million in R&D costs and $1.2 million loss in foreign exchange offset by $0.5 million of TSA revenue.

Interest income (expense), net

Net interest income for Q1 2012 was $0.6 million compared to $1.7 million in Q1 2011. The decrease was primarily due to an increase in interest expenses relating to our credit facility entered in Q3 2011 as well as a reduction in accreted interest income related to our note receivable from Celerion Inc.

Income tax expense

For Q1 2012, we recorded a recovery of $0.2 million on the pre-tax loss from continuing operations of $1.1 million. The tax recovery and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate of 26% to pre-tax income and then adjusting for various discrete tax items. Discrete tax items primarily include adjustments for the differential between the current and deferred tax rate of 1% on the change in fair value of embedded derivatives, adjustments to the reserves for uncertain tax positions and other adjustments.

2) Segmented Financial Review

Targeted Therapies

	Three months ended January 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues
Revenues
TheraSphere	$11,012	86%	$8,973	53%
Contract Manufacturing	1,827	14%	7,832	47%
	12,839	100%	16,805	100%
Costs and expenses
Direct cost of revenues	5,197	41%	7,614	45%
Selling, general and administration	4,265	33%	3,324	20%
Other expenses, net	1,340	10%	1,095	7%
Segment earnings	$2,037	16%	$4,772	28%

Revenues
Revenues of $12.8 million for the three months ended January 31, 2012, decreased by $4.0 million or 24% compared to the same period in fiscal 2011. As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

During the first quarter of fiscal 2012, growth in TheraSphere continued with an increase in revenue of 23% compared to the same period in fiscal 2011.

Offsetting the growth in TheraSphere was a significant decline in Contract Manufacturing revenue. In Q1 2012, Contract Manufacturing revenue declined $6.0 million compared to Q1 2011 primarily because we did not manufacture CardioGen-82 in Q1 2012. We have not manufactured CardioGen-82 since Q2 2011 due to the issues described in the “Recent business and corporate developments” section of this MD&A.

Gross margin
Gross margin for our Targeted Therapies segment of 59% for Q1 2012 was higher than the 55% reported in the same period in fiscal 2011 primarily due to the growth in TheraSphere and a heavier weighting of its revenue, which has higher gross margin than Contract Manufacturing products. In addition, TheraSphere has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin. Finally, the slight weakening of the Canadian dollar relative to the U.S. dollar positively impacted the overall gross margin as a majority of our direct costs are denominated in Canadian dollars whereas the majority of revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)
SG&A expenses of $4.3 million for Q1 2012 increased by $0.9 million compared to Q1 2011. The increase was primarily driven by an increased investment in TheraSphere sales and marketing, and an increase in costs from the level of general and administrative costs associated with support functions. There was a small favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expenses for the three months ended January 31, 2012 increased by $0.3 million compared to the same period in fiscal 2011 due to increased spending in TheraSphere clinical trials as well as the impact of unfavourable foreign exchange.

Sterilization Technologies

	Three months ended January 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues
Revenues
Cobalt	$15,681	97%	$18,350	98%
Sterilization - Other	455	3%	400	2%
	16,136	100%	18,750	100%
Costs and expenses
Direct cost of revenues	8,001	49%	8,657	46%
Selling, general and administration	3,650	23%	3,246	17%
Other expenses, net	31	-	183	1%
Segment earnings	$4,454	28%	$6,664	36%

Revenues
Revenues of $16.1 million for the three months ended January 31, 2012, decreased by $2.6 million or 14% compared to the same period in fiscal 2011. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars so the weakening Canadian dollar compared to the U.S. dollar negatively affected revenue. Excluding the impact of foreign exchange, revenues decreased by 13%.

For Q1 2012, Co-60 revenues decreased by $2.7 million or 15% compared to Q1 2011. The decrease from Q1 2011 was primarily due to the quarterly variability of timing of shipments during a fiscal year.

For the three months ended January 31, 2012, revenues from Sterilization – Other remained relatively flat to the same period in fiscal 2011.

In Q1 2012, as in prior years, the quarterly profile of revenues for Sterilization Technologies varied significantly due to the timing of our shipments to customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Gross margin
Gross margin for our Sterilization Technologies segment was 51% for Q1 2012 compared to 54% in Q1 2011. The change in gross margin was primarily driven by lower sales volumes covering relatively fixed production support costs.

Selling, general and administration (SG&A)
SG&A expenses of $3.7 million for Q1 2012 increased by $0.4 million compared to Q1 2011 due primarily to increased facility and engineering costs. There was a small favourable foreign exchange impacted by the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily foreign exchange revaluation gains and losses for the three months ended January 31, 2012 and 2011.

Medical Isotopes

	Three months ended January 31
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues
Revenues
Reactor	$20,942	87%	$25,621	87%
Cyclotron	3,098	13%	3,786	13%
	24,040	100%	29,407	100%
Costs and expenses
Direct cost of revenues	12,260	51%	13,173	45%
Selling, general and administration(a)	3,056	13%	3,680	13%
Other (income) expenses, net	(63)	-	144	-
Segment earnings	$8,787	36%	$12,410	42%
(a)    Excludes AECL arbitration and legal costs of $1.9 million (2011 - $3.6 million) for the three months ended January 31, 2012, which are not included in the calculation of segment earnings.

Revenues
Revenues of $24.0 million for the three months ended January 31, 2012, decreased by $5.4 million or 18% compared to the same period in fiscal 2011. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on the revenue. Reactor products accounted for 87% of Q1 2012 Medical Isotopes revenue, while cyclotron-based products accounted for 13%.

Reactor isotopes revenues decreased by 18% for Q1 2012 compared to the same period in fiscal 2011 due mainly to decreases in sales volume and price of Mo-99.

Cyclotron isotopes revenues were lower by 18% for Q1 2012 compared to the first quarter of fiscal 2011 due mainly to lower customer demand for Tl-201 and I-123.

Gross margin
Gross margin of 49% for the first quarter of fiscal 2012 was 6% lower compared to the same period in fiscal 2011, primarily due to lower Mo-99 revenue in Q1 2012, lower revenues for Cyclotron products which tend to have a relatively fixed cost over certain volumes, and an increase in production support costs. Offsetting this decrease, the slight weakening of the Canadian dollar relative to the U.S. dollar positively impacted the overall gross margin as a majority of our direct costs are denominated in Canadian dollars whereas the majority of revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)
SG&A expenses of $3.1 million for Q1 2012 decreased by $0.6 million compared to Q1 2011. Along with a small favourable foreign exchange impact, the decrease in SG&A in Q1 2012 was primarily due to a reduction in the level of general and administrative costs associated with support functions. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other (income) expenses, net are primarily foreign exchange revaluation gains and losses for the three months ended January 31, 2012 and 2011.

Corporate and Other

	Three months ended January 31
(thousands of U.S. dollars)	2012	2011
Costs and expenses
Selling, general and administration	$3,196	$1,106
Other (income) expenses, net(a)	(1,281)	88
Segment loss	$(1,915)	$(1,194)
(a)   Excludes loss on Celerion note receivable of $2.4 million (2011 - $nil) for the three months ended January 31, 2012, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $3.2 million for the first quarter of fiscal 2012, which increased by $2.1 million compared to the first quarter of fiscal 2011. The increased SG&A costs were primarily due to an increase of $0.8 million in stock based compensation costs and $1.0 million in insurance expense related to refunds and reduced estimates recorded in Q1 2011, partially offset by the impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Other (income) expenses, net
For the three months ended January 31, 2012, Other income, net include $1.2 million related to foreign exchange gains.

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	January 31 2012	October 31 2011	July 31 2011	April 30 2011
Revenues from continuing operations
TheraSphere	$44,615	$11,012	$10,884	$11,529	$11,190
Contract Manufacturing	13,251	1,827	5,483	1,772	4,169
Targeted Therapies	57,866	12,839	16,367	13,301	15,359
Cobalt	94,313	15,681	28,125	30,879	19,628
Sterilization-other	11,735	455	4,342	1,241	5,697
Sterilization Technologies	106,048	16,136	32,467	32,120	25,325
Reactor	80,415	20,942	21,916	15,695	21,862
Cyclotron	17,751	3,098	3,250	5,691	5,712
Medical Isotopes	98,166	24,040	25,166	21,386	27,574
	$262,080	$53,015	$74,000	$66,807	$68,258
Segment earnings (loss)
Targeted Therapies	12,174	2,037	4,464	2,123	3,550
Sterilization Technologies	43,930	4,454	14,480	15,311	9,685
Medical Isotopes	32,462	8,787	9,143	4,794	9,738
Corporate and Other	(13,079)	(1,915)	(327)	(3,040)	(7,797)
	$75,487	$13,363	$27,760	$19,188	$15,176

Income (loss) from continuing operations	$17,118	$(887)	$6,499	$4,693	$6,813
(Loss) income from discontinued operations, net of income taxes	(22,703)	-	402	(8,814)	(14,291)
Net (loss) income	$(5,585)	$(887)	$6,901	$(4,121)	$(7,478)
Basic and diluted (loss) earnings per share
- from continuing operations	$0.27	$(0.01)	$0.10	$0.07	$0.11
- from discontinued operations	(0.34)	-	0.01	(0.13)	(0.22)
Basic and diluted (loss) earnings per share	$(0.07)	$(0.01)	$0.11	$(0.06)	$(0.11)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	January 31 2011	October 31 2010	July 31 2010	April 30 2010
Revenues from continuing operations
TheraSphere	$31,529	$8,973	$7,648	$7,313	$7,595
Contract Manufacturing	32,485	7,832	11,084	7,559	6,010
Targeted Therapies	64,014	16,805	18,732	14,872	13,605
Cobalt	92,816	18,350	29,172	17,630	27,664
Sterilization-other	10,175	400	5,938	3,509	328
Sterilization Technologies	102,991	18,750	35,110	21,139	27,992
Reactor	55,496	25,621	23,102	3,199	3,574
Cyclotron	23,736	3,786	4,665	8,692	6,593
Medical Isotopes	79,232	29,407	27,767	11,891	10,167
	$246,237	$64,962	$81,609	$47,902	$51,764
Segment earnings (loss)
Targeted Therapies	14,064	4,772	4,304	3,118	1,870
Sterilization Technologies	46,116	6,664	18,276	7,780	13,396
Medical Isotopes	23,103	12,410	9,668	1,121	(96)
Corporate and Other	(55,015)	(1,194)	(9,538)	(6,969)	(37,314)
	$28,268	$22,652	$22,710	$5,050	$(22,144)

(Loss) income from continuing operations	$(17,764)	$25,497	$14,417	$(8,701)	$(48,977)
(Loss) income from discontinued operations, net of income taxes	(49,854)	(3,952)	1,255	(6,363)	(40,794)
Net (loss) income	$(67,618)	$21,545	$15,672	$(15,064)	$(89,771)
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.01)	$0.38	$0.22	$(0.13)	$(0.48)
- from discontinued operations	(0.54)	(0.06)	0.02	(0.10)	(0.40)
Basic and diluted (loss) earnings per share	$(0.55)	$0.32	$0.24	$(0.23)	$(0.88)

Revenues from continuing operations

Targeted Therapies

Targeted Therapies revenue of $12.8 million in Q1 2012 decreased by $3.5 million or 22% compared to Q4 2011. This decrease was primarily due to lower Contract Manufacturing revenue. In Q4 2011, Contract Manufacturing revenue included a one-time recognition of $3.3 million deferred revenue related to facilities and equipment paid by a customer as a result of a contract cancellation.

Sterilization Technologies

Sterilization Technologies revenues of $16.1 million in Q1 2012 decreased by $16.3 million or 50% compared to Q4 2011.

Co-60 revenue in Q1 2012 decreased 44% compared to Q4 2011. Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers.  The shipments are well planned between Nordion and our customers and are forecast several months in advance. In addition we shipped a production irradiator in Q4 2011.

Medical Isotopes

Medical Isotopes revenue decreased 4% in Q1 2012 compared to Q4 2011. The decrease was primarily driven by lower Reactor revenue due to decreases in Mo-99 sales volume and price.

In Q1 2012, Cyclotron isotopes revenue remained relatively flat compared to Q4 2011.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $2.0 million in Q1 2012 decreased by $2.4 million or 54% compared to Q4 2011. As discussed above, Q4 2011 earnings included a one-time recognition of deferred revenue of $3.3 million relating to the cancellation of a customer contract.

Quarter-to-quarter Targeted Therapies segment earnings are impacted by the mix of TheraSphere and Contract Manufacturing since TheraSphere generally has a higher gross margin than our Contract Manufacturing, and by the level of spending on TheraSphere clinical trials.

Sterilization Technologies

Sterilization Technologies segment earnings of $4.5 million in Q1 2012 decreased by $10.0 million or 69% compared to Q4 2011. This is primarily due to significantly decreased Co-60 volume as well as a shipment of production irradiators in Q4 2011.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes our shipments of a production irradiator. The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60 sources.

Medical Isotopes

Medical Isotopes segment earnings of $8.8 million in Q1 2012 decreased by $0.4 million or 4% compared to Q4 2011. This is primarily due to lower volumes and price of Mo-99 in Q1 2012.

Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Corporate and Other

Corporate and Other segment loss of $1.9 million in Q1 2012 was higher compared to Q4 2011 due mainly to stock based compensation expense and lower insurance costs in Q4 2011.

Other items that have affected the quarter-to-quarter comparability of the (loss) income from continuing operations include:

Embedded derivative gains and losses:
(millions of U.S. dollars, except for foreign exchange rates)

Embedded Derivative Gain /(Loss)
25.0
20.0
15.0
10.0
5.0
-
(5.0)
(10.0)
(15.0)
1.07
1.06
1.05
1.04
1.03
1.02
1.01
1
0.99
0.98
0.97
0.96
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12
Gain/Loss in Millions
CAD/USD

Results for the quarters beginning in fiscal 2011 reflect after-tax embedded derivative gains and losses that are significantly higher than previous quarters due to the increased U.S. to Canadian dollar exchange rate exposure from Russian supply contracts for Mo-99 entered into in Q4 2010. Note these gains and losses are for accounting purposes and are non-cash transactions in the current periods.

Q2 2011: comprised of a $39.0 million gain related to currency movement in the quarter offset by a $38.3 million loss related to a reduction in the notional amount of product expected over the life of the contracts.

After-tax restructuring charges related to the strategic repositioning:
(millions of U.S. dollars)

Restructuring Charge
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
(2.0)
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12

Results for the quarters in fiscal 2010 reflect significant restructuring charges related to our strategic repositioning.

Share buybacks:
Earnings per share amounts were impacted by the number of Common shares repurchased and cancelled under the substantial issuer bid in Q3 2010, and the normal course issuer bid during fiscal 2011 and Q1 2012.

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $6.4 million and $1.4 million, respectively, as of January 31, 2012. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $200 million at January 31, 2012, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million and a note receivable from Celerion, carried at $12.7 million. The face value of the note as of January 31, 2012 is $16.3 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively.  The significant portion of the note is unsecured and has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in Lumira Capital Corp. (Lumira)
Included in Long-term investments is our investment in Lumira, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of January 31, 2012, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to Lumira as our exposure is limited to the carrying amount of this investment.

Restricted cash
Included in Other long-term assets is restricted cash of $5.5 million as of January 31, 2012, related to our captive insurance liabilities.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $44.6 million as of January 31, 2012. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt includes a non-interest-bearing Canadian government loan with a carrying value of $44.6 million as of January 31, 2012. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Note receivable from AECL
The note receivable from AECL is carried at $8.8 million as at January 31, 2012 and is repayable monthly with the last payment scheduled in September 2012.

Deferred tax assets
We have recorded current and non-current deferred tax assets of $80.9 million as of January 31, 2012.  These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have requested the $9.5 million settlement payment be stayed pending the outcome of this new claim.

Accrued liabilities also includes a provision of $8.3 million to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities.

Included in Accrued liabilities and Other long-term liabilities is a restructuring provision of $3.3 million.  The restructuring activities have been substantially completed and the remaining restructuring provision is expected to be utilized in the fiscal 2012, except for future rental payments related to the Company’s former corporate office space in Toronto, which may extend over 2 years.

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended January 31
(thousands of U.S. dollars)	2012	2011
Cash provided by (used in) continuing operating activities	$9,385	$(10,453)
Cash used in continuing investing activities	(2,011)	(1,450)
Cash used in continuing financing activities	(9,759)	(1,060)
Cash used in discontinued operations	-	(3,820)
Effect of foreign exchange rate changes on cash and cash equivalents	(516)	1,913
Net decrease in cash and cash equivalents during the period	$(2,901)	$(14,870)

Summary of cash flow activities for the three months ended Q1 2012
The primary cash inflows in the first quarter of fiscal 2012, excluding those associated with our product revenues included:
•	$6.5 million of non-recurring payment from Celerion related to a note receivable; and,
•	$3.3 million of payments from AECL related to a notes receivable.

With these cash inflows and our cash on hand, we used cash in the following activities:
•	$9.7 million for restructuring, retained leases, and litigation costs;
•	$6.2 million in dividend payments;
•	$3.8 million in prepaid insurance payments;
•	$3.5 million to buyback our Common shares through an NCIB;
•	$3.0 million for fiscal 2011 annual incentive payments; and,
•	$2.3 million capital expenditures.

The remaining net cash inflow of $15.8 million is primarily related to profitability from our operations and other changes in working capital.

Continuing operating activities
Cash provided by our operating activities for Q1 2012 was $9.4 million compared to $10.5 million cash used for Q1 2011. We recorded a net loss of $0.9 million for Q1 2012, which includes a non-cash change in the fair value of embedded derivatives of $6.3 million loss and a loss on Celerion note receivable of $2.4 million. In Q1 2012, our accounts receivable decreased by $5.1 million, our accounts payable and accrued liabilities decreased $5.1 million, and our inventories increased by $2.6 million primarily driven by the timing of our sale and receipt of Co-60.

Continuing investing activities
We used cash of $2.0 million for investing activities in Q1 2012 compared with cash used of $1.5 million in Q1 2011. Our activities in Q1 2012 include capital asset additions of $2.3 million offset by a decrease in restricted cash of $0.3 million.

Continuing financing activities
We used cash of $9.8 million for financing activities for Q1 2012 compared with $1.1 million in Q1 2011. During Q1 2012, we repurchased and cancelled our Common shares for $3.5 million and paid $6.2 million of cash dividends declared in December 2011. In Q1 2011, we repurchased our Common shares for $1.1 million.

Liquidity

(thousands of U.S. dollars)	January 31 2012	October 31 2011	Change
Cash and cash equivalents	$71,166	$74,067	(4%)
Current ratio(a)	2.4	2.4	-
(a) Excludes current assets and current liabilities related to discontinued operations as at October 31, 2011.

Our cash and cash equivalents of $71.2 million as of January 31, 2012 was $2.9 million lower than the $74.1 million we had as of October 31, 2011. As we discussed in the Cash flows section above, the decrease was primarily due to our $3.5 million share buyback under the NCIB, $6.2 million of cash dividends paid, and $9.7 million of restructuring, retained leases, and litigation costs. The decrease in cash and cash equivalents was partially offset by $6.5 million cash received on Celerion note receivable and $3.3 million cash received on the AECL note receivable.

Our current ratio of 2.4 as of January 31, 2012 remained flat to 2.4 as of October 31, 2011 as decreases in current assets were offset by proportionate decreases in current liabilities. The decline in the current assets was primarily due to a decrease in cash and cash equivalents as well as accounts receivable. The offsetting decline in the current liabilities was mainly due to a decrease in our accounts payable and accrued liabilities due to the timing of payments and accruals in the quarter.

As of January 31, 2012, our restricted cash of $5.5 million related to funds for insurance liabilities.

Credit facility
We have a $75.0 million senior revolving three year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The loan agreement includes customary positive, negative and financial covenants.  The bank is granted floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property.

Under this credit facility, we are able to borrow Canadian and US dollars by the way of Canadian dollar prime rate loans, US dollar base rate loans, US dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and US dollars. Letters of credit shall not exceed $50.0 million and the TD will make available a swingline of $7.5 million. The credit facility is payable in full on the day falling three years after the closing date; however, the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods.

The credit facility is primarily for general corporate purposes. As of January 31, 2012, we have not used the credit facility for borrowing, however, we have $22.6 million of letters of credit issued against the credit facility.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our major defined benefit pension plan as of January 1, 2012. Based on the most recent actuarial valuation completed in Q3 2011 related to January 1, 2011, annual funding requirements are approximately $11 million, including approximately $3 million of current service cost contributions, in each of the next five years in order to reduce the projected solvency deficit. Our next actuarial valuation is scheduled to be completed in Q3 2012 based on information as at January 1, 2012.  Using real interest rate levels and assets values as at January 1, 2012, and regulatory required change to mortality tables, our annual funding is expected to increase over the next five year period, by approximately $3 million, to $14 million during fiscal 2012. Starting Q3 2011, we have funded the solvency deficit via letters of credit for $4.4 million, including $1.9 million funded in Q1 2012. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

In addition, we retained a defined benefit pension plan associated with MDS Pharma Services Early Stage. The current estimated under-funded status based on the latest actuarial valuation completed is approximately $3.9 million.

Future liquidity requirements
We believe that cash on hand, cash flows generated from operations, and borrowing from our existing line of credit, if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, the Life arbitration settlement, and restructuring costs. At this time, we do not anticipate any issues in collecting amounts owed to us with respect to the notes receivable from AECL.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for U.S. employees, and lease obligations for office locations in King of Prussia, Pennsylvania and Bothell, Washington. We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $1.5 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action. We have not paid the $9.5 million to date.

Capitalization
Our long-term debt of $44.9 million as of January 31, 2012, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of January 31, 2012, was $272.0 million compared with $284.8 million as of October 31, 2011. The decrease reflects a total cost of $3.5 million for our NCIB in Q1 2012 including a charge of $1.9 million to our accumulated deficit due to share buyback costs in excess of $1.6 million carrying value of the Common shares. Under our NCIB initiated in fiscal 2011, we repurchased and cancelled 5,258,632 of our Common shares for an aggregate purchase price of $55.9 million. During Q1 2012, we also declared and paid a quarterly dividend for a total $6.2 million.

On January 31, 2012, we announced a 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of January 31, 2012, we held over $23 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During Q1 2012, we recorded a $0.5 million realized loss and a $0.3 million unrealized gain for foreign exchange forward contracts designated as cash flow hedges. As of January 31, 2012, we held no derivatives designated as fair value or net investment hedges.

As of January 31, 2012, we identified certain embedded derivative assets with a fair value of $6.4 million (October 31, 2011 - $11.6 million) and embedded derivative liabilities with a fair value of $1.4 million (October 31, 2011 - $0.4 million), which have a total notional amount of approximately over $200 million (October 31, 2011 – approximately $300 million). During Q1 2012, we recorded a $6.3 million loss for the change in the fair value of the embedded derivatives, compared to $18.6 million gain in Q1 2011.

Litigation

For full descriptions of our material litigation, see “Section 9, Legal Proceedings” in our 2011 AIF.

MAPLE
We are involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, we are claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Our current emphasis is on arbitration proceedings, which continue broadly along the planned schedule. Due to changes in scheduling, we now expect hearings for the arbitration to extend into May 2012 and expect a decision from the panel thereafter.  Under the arbitration provisions, the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by us against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. We have also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5.0 million (C$5 million) and loss of profit of $29.9 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at our Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in our FDA provision.  We have not made a specific provision related to the claim for lost profit, other than insurance deductible liabilities. We have filed a Statement of Defence and intend to vigorously defend this action.

5) Accounting and Control Matters

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement and Disclosures (Topic 820),Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,” which amends Topic 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and we plan to adopt ASU 2011-04 on February 1, 2012.  ASU 2011-04 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013.  ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU 2011-12 is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within those annual periods and we plan to adopt ASU 2011-12 on November 1, 2012.  ASU 2011-12 is not expected to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of January 31, 2012.

Internal control over financial reporting

Based on the evaluation performed as at October 31, 2011 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2011.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2011, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions.  Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.  While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

During Q1 2012, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We have identified those issues on which we need to focus our remediation efforts and are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; our dividend policy; the repurchase of our shares through a Normal Course Issuer Bid; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our 2011 AIF; and our success in anticipating and managing these risks: future interruptions in the supply of reactor-produced isotopes; financial risk associated with contracts; dependence on one customer for the majority of its revenue and segment earnings in the Medical Isotopes segment; interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials; TheraSphere, is sold under a Humanitarian Device Exemption in the U.S. which may be revoked in certain circumstances; reimbursement risk under the Humanitarian Device Exemption; changes in the medical isotope market impacting price and volumes; risk associated with carrying out business in several countries; unfavourable outcome of one of the Company’s clinical trials for TheraSphere; potential changes to regulations regarding the export and use of highly enriched uranium; failure to remain in compliance with the covenants contained in the Company’s Credit Facility Agreement; shareholder activism; outcome of arbitration with AECL; inability to compete effectively; environmental risk associated with management of hazardous material; fluctuations in business environment; inadequate insurance coverage; litigation and regulatory proceedings; declines in equity markets and/or interest rates and changes in foreign exchange rates impacting pension plans; complex and costly regulation; inability to effectively introduce new products or services or failing to keep pace with technology; results and timeline of clinical trials; non-compliance with laws and regulations; foreign currency exchange risk; changes in trends of pharmaceuticals and biotechnology; global economic instability; volatility of share price; interruption in the performance of information technology systems and the communication systems; decommissioning of sites; inability to successfully execute strategic transactions; restrictions on access to cash; intellectual property protection; tax reassessment; research and development cost increases; services of key personnel.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2011 AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.